

January 7, 2015

<u>Via E-mail</u>
William Waldrop
Principal Executive Officer
Signal Bay, Inc.
9484 S. Eastern Ave. #141
Las Vegas, NV 89123

      Re: Signal Bay, Inc.
            Form 10-12(G)
            Filed November 25, 2014
            File No. 000-12350

Dear Mr. Waldrop:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Celeste M. Murphy for

                             Larry Spirgel
                             Assistant Director